Exhibit 99.1

Scienjoy Holding Corporation Reports Interim Nine months ended September 30, 2022
Unaudited Financial Results

Revenues up 21.2% Year Over Year

Income from Operations up 15.3% Year Over Year

BEIJING, December 12, 2022 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced its unaudited financial results for the nine months ended September 30, 2022.

Nine Months 2022 Operating and Financial Highlights

●	Total net revenues increased by 21.2% to RMB1,419.4 million (US$199.5 million) for the nine months ended September 30, 2022 from RMB1,171.2 million in the same period of 2021.

●	Gross profit increased by 19.7% to RMB278.2 million (US$39.1 million) for the nine months ended September 30, 2022 from RMB232.4 million in the same period of 2021.

●	Income from operations increased by 15.3% to RMB169.3 million (US$23.8 million) for the nine months ended September 30, 2022 from RMB146.8 million in the same period of 2021.

●	Net income attributable to the Company’s shareholders was RMB189.4 million (US$26.6 million) for the nine months ended September 30, 2022, compared to RMB237.5 million in the same period of 2021.

●	Adjusted net income attributable to the Company’s shareholders was RMB172.5 million (US$24.2 million) for the nine months ended September 30, 2022, compared RMB182.6 million in the same period of 2021.

●	Total paying users were 596,449 for the nine months ended September 30, 2022, compared to 648,465 in the same period of 2021.

●	Active broadcasters were 126,518 for the nine months ended September 30, 2022, compared to 250,497 in the same period of 2021.

●	As of September 30, 2022, the Company had cash and cash equivalents of RMB158.8 million (US$22.3 million), compared to RMB240.9 million as of December 31, 2021.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “During the nine months ended September 2022, we generated another record financials with total net revenues and income from operations increased by 21.2% and 15.3%, respectively, compared with the same period of last year. Despite facing a challenging macroeconomic backdrop, we still delivered healthy growth which demonstrates our capability in providing attractive content on our integrated live streaming platforms while maintaining high level of operating efficiency. We identified several key objectives and strategies for today’s challenging market environment to propel us to a growth trajectory. Specifically, we will continue our efforts to attract more users by offering more high-quality content and enhancing features on our live streaming platforms. We are confident that our core competencies in attractive content output and business resilience have built a solid foundation for our future development. Also, we will continue our strategic initiatives to develop the live streaming metaverse project by investing in cutting-edge technology, including virtual reality, augmented reality, and artificial intelligence technologies. In addition to the live streaming metaverse, we plan to construct the full ecology of mobile live streaming to extend and diversify our business lines. We believe that the construction of full ecology of mobile live streaming is not only driving continued strong results but is also setting us part from other platforms in the industry. Looking ahead, we strive to scale up our business by leveraging the advantages of our valuable assets and experienced team, improve users’ experience on our platforms, and create value for our shareholders.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “Despite the uncertain macroeconomic environment, our adjusted net income attributable to the Company’s shareholders only decreased by RMB10 million. Our net income attributable to the Company’s shareholders decreased by RMB48 million but such decrease was mainly caused by certain items which has no impact on our actual operation including RMB41 million accounting impact, RMB25 million decrease in investment income and RMB7 million increase in income tax expenses. Our operation remains healthy as our income from operation increased by 15.3% to RMB169.3 million (US$23.8 million) compared with the same period in 2021. The financial results show that our strategy to scale our business has achieved substantial growth in revenue and other key metrics, which demonstrate the resilience of our business model, the efforts we have put into improving operating efficiency and the successful execution of our development strategy. We expect this trend to be continued and we expect to make considerable progress on our key strategic initiatives. We believe our talented team will continue its capability to execute our strategic initiatives at lower cost with high efficiency and greater insight. We will continue to improve our platforms, offering the unparalleled experience to our users and staying at the forefront of industry innovation. We expect to benefit from all the steps we have taken thus far and believe we are on track to achieve our long-term revenue and growth targets.”

Nine Months 2022 Financial Results

Total net revenues increased by 21.2% to RMB1,419 million (US$199.5 million) for the nine months ended September 30, 2022 from RMB1,171.2 million in the same period of 2021. This increase was driven by more quality content provided through our integrated multiple live streaming platforms including Hongren platforms we acquired in January 2022. For the nine months ended September 30, 2022, the number of paying user was 596,449, decreased from 648,465 paying user for the nine months ended September 30, 2021. Our paying ratio increased from 3.7% for the nine months ended September 30, 2021 to 5.4% for the nine months ended September 30, 2022. Our average ARPPU increased by 31%, from RMB1,787 for the nine months ended September 30, 2021 to RMB2,345 for the nine months ended September 30, 2022.

Cost of revenues increased by 21.6% to RMB1,141.2 million (US$160.4 million) for the nine months ended September 30, 2022 from RMB938.8 million in the same period of 2021. The increase was primarily attributable to a 27.6%, or RMB221.3 million, year-over-year increase in the Company’s revenue sharing fees and content costs, which was consistent with the growth of the Company’s overall live streaming operations for the nine months ended September 30, 2022.

Gross profit increased by 19.7% to RMB278.2 million (US$39.1 million) for the nine months ended September 30, 2022 from RMB232.4 million in the same period of 2021.

Total operating expenses for the nine months ended September 30, 2022 increased by 27.4% to RMB108.9 million (US$15.3 million) for the nine months ended September 30, 2022 from RMB85.6 million in the same period of 2021.

●	Sales and marketing expenses significantly decreased by 61.9% to RMB1.4 million (US$201,000) for the nine months ended September 30, 2022 from RMB3.7 million in the same period of 2021, primarily due to fewer marketing activities.

●	General and administrative expenses increased by19.8% to RMB46.3 million (US6.5 million) for the nine months ended September 30, 2022 from RMB38.6 million in the same period of 2021. The increase was primarily caused by more consulting and professional fees due to the expansion of the Company, higher employee salary and welfare and amortization of intangible assets.

●	Research and development expenses increased by 35.0% to RMB53.7 million (US$7.6 million) for the nine months ended September 30, 2022 from RMB39.8 million in the same period of 2021. The increase was due to higher R&D headcount.

●	Provision for doubtful accounts increased by 121.8% to RMB7.6 million (US$1.1 million) for the nine months ended September 30, 2022 from RMB3.4 million in the same period of 2021. The increase was due to slowly collection.

Income from operations increased by 15.3% to RMB169.3 million (US$23.8 million) for the nine months ended September 30, 2022 from RMB146.8 million in the same period of 2021.

Change in fair value of contingent consideration decreased to RMB16.1 million (US$2.3 million) for the nine months ended September 30, 2022 from RMB45.5 million in the same period of 2021. Change in fair value of contingent consideration is derived from the Company’s reverse recapitalization with Wealthbridge Acquisition Limited on May 7, 2020, acquisition of Beelive on August 10, 2020, and acquisition of Hongren on January 1, 2022 which involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrants liability decreased to RMB10.3 million (US$1.5 million) for the nine months ended September 30, 2022 from RMB21.8 million in the same period of 2021. The Company’s warrants assumed from SPAC acquisition that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment in marketable security decreased to RMB1.4 million (US$192,000) for the nine months ended September 30, 2022 from RMB27.6 million for the same period of 2021. In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to two directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company. The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Investment income

On October 9, 2021, the Company signed an investment agreement to invest up to RMB 150 million into Qingdao Sixiang Zhuohong Private Equity LP (“Qingdao LP”), which further invests in broadcaster, IT, Big Data, Artificial Intelligence and logistic industry. The Qingdao LLP is managed by two unrelated general partners (GPs). The Company, as a Limited partner, neither participate in the daily operation of Qingdao LP, nor has the exclusive rights to control the partnership meeting and investment decisions. As a result, the Company considers it has significant influence on this investment based on its voting power. For the nine months ended September 30, 2022, the Company recorded shares of income of RMB 854,000 (US$120,000).

Net income decreased to RMB191.7 million (US$26.9 million) for the nine months ended September 30, 2022 from RMB237.5 million in the same period of 2021. The decrease primary due to decrease of RMB29.4 million in change in fair value of contingent consideration, decrease of RMB26.2 million in change in fair value of investment in marketable security and decrease of RMB11.5 million in change in fair value of warrants liability, offset by increase of RMB22.4 million in income from operations as described above.

Net income attributable to the Company’s shareholders decreased to RMB189.4 million (US$26.6 million) for the nine months ended September 30, 2022 from RMB237.5 million in the same period of 2021.

Adjusted net income attributable to the Company’s shareholders decreased to RMB172.5 million (US$24.2 million) for the nine months ended September 30, 2022 from RMB182.6 million in the same period of 2021.

Basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB4.92 (US$0.69) for the nine months ended September 30, 2022. In comparison, basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB7.73 in the same period of 2021.

Adjusted basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB4.48 (US$0.63) for the nine months ended September 30, 2022. In comparison, adjusted basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB5.94 in the same period of 2021.

As of September 30, 2022, the Company had cash and cash equivalents of RMB158.8 million (US$22.3 million), which represented a decrease of 34.1% from RMB240.9 million as of December 31, 2021.

Business Outlook

The Company expects its total net revenues to be in the range of RMB445 million to RMB515 million in the fourth quarter of 2022. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly in respect to the potential impact of COVID-19 on the economy in China and other markets around the world.

About Scienjoy Holding Corporation Limited

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service ecosystem to delight and entertain users. With approximately 250 million registered users, Scienjoy currently operates four livestreaming platform brands, including Showself, Lehai, Haixiu, and BeeLive, which features both the Mifeng Chinese version and BeeLive International version. Scienjoy uniquely combines a gamified business approach to livestreaming, in-depth knowledge of the livestreaming industry, and cutting-edge technologies such as blockchain, augmented reality (AR), virtual reality (VR), and big data, to create a unique user experience. Scienjoy is devoted to building a livestreaming Metaverse to provide users with the ultimate immersive experience, a social media network that transcends time and space, a digital community that spans virtual and physical reality, and a content-rich ecosystem. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on September 30, 2022, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contact

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Tina Xiao
Ascent Investor Relations
+1 (917) 609-0333
tina.xiao@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	240,947	158,794	22,323
Accounts receivable, net	206,307	318,623	44,791
Prepaid expenses and other current assets	165,409	112,965	15,881
Amounts due from related parties	1,059	1,052	148
Investment in marketable security	38,789	40,156	5,645
Total current assets	652,511	631,590	88,788

Property and equipment, net	1,674	2,444	344
Intangible assets, net	235,870	420,783	59,153
Goodwill	92,069	172,781	24,289
Long term investment	101,727	179,581	25,245
Long term deposits and other assets	1,152	1,160	163
Deferred tax assets	4,352	4,633	651
Right of use assets	-	9,542	1,341
Total non-current assets	436,844	790,924	111,186
TOTAL ASSETS	1,089,355	1,422,514	199,974

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	85,801	37,648	5,293
Accrued salary and employee benefits	24,533	14,144	1,988
Accrued expenses and other current liabilities	16,181	10,964	1,541
Current portion of contingent consideration – earn-out liability	10,638	9,727	1,367
Warrant liabilities	10,324	441	62
Income tax payable	8,282	17,633	2,479
Bank loan	-	5,000	703
Deferred revenue	65,405	91,283	12,832
Lease liabilities-current	-	4,010	564
Total current liabilities	221,164	190,850	26,829

Non-current liabilities
Deferred tax liabilities	58,746	61,590	8,658
Contingent consideration – earn-out liability	-	4,722	664
Lease liabilities-non-current	-	5,152	724
Total non-current liabilities	58,746	71,464	10,046
TOTAL LIABILITIES	279,910	262,314	36,875
Commitments and contingencies Shareholders’ equity*
Ordinary share, no par value, unlimited shares authorized, 28,219,583 Class A ordinary shares and 2,625,058 Class B ordinary shares issued and outstanding as of December 31, 2021, 36,623,168 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of September 30, 2022, respectively*
Class A ordinary shares	140,196	415,258	58,376
Class B ordinary shares	13,041	23,896	3,359
Shares to be issued	128,119	-	-
Statutory reserves	31,775	35,759	5,027
Retained earnings	479,199	664,577	93,425
Accumulated other comprehensive income	17,115	18,414	2,589
Total shareholders’ equity	809,445	1,157,904	162,776

Non-controlling interests	-	2,296	323
Total equity	809,445	1,160,200	163,099
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,089,355	1,422,514	199,974

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For nine months ended
	September 30,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	1,133,248	1,377,720	193,677
Live streaming - time based virtual items revenue	25,527	21,037	2,957
Technical services and others	12,416	20,658	2,904
Total revenues	1,171,191	1,419,415	199,538
Cost of revenues	(938,797)	(1,141,205)	(160,428)
Gross profit	232,394	278,210	39,110
Operating expenses
Sales and marketing expenses	(3,746)	(1,427)	(201)
General and administrative expenses	(38,606)	(46,253)	(6,502)
Provision for doubtful accounts	(3,405)	(7,552)	(1,062)
Research and development expenses	(39,793)	(53,716)	(7,551)
Total operating expenses	(85,550)	(108,948)	(15,316)
Income from operations	146,844	169,262	23,794
Change in fair value of contingent consideration	45,463	16,065	2,258
Change in fair value of warrants liability	21,830	10,340	1,454
Change in fair value of investment in marketable security	27,648	1,368	192
Investment income	-	854	120
Interest income	2,246	2,000	281
Interest expense	(364)	(37)	(5)
Other income (expenses), net	(84)	6,110	859
Foreign exchange loss, net	(34)	(1,112)	(156)
Income before income taxes	243,549	204,850	28,797
Income tax expenses	(6,044)	(13,192)	(1,855)
Net income	237,505	191,658	26,942
Less: net income attributable to noncontrolling interest	-	2,296	323
Net income attributable to the Company’s shareholders	237,505	189,362	26,619

Other comprehensive income:
Other comprehensive income - foreign currency translation adjustment	825	1,299	183
Comprehensive income	238,330	192,957	27,125
Less: comprehensive income attributable to non-controlling interests	-	2,296	323
Comprehensive income attributable to the Company’s shareholders	238,330	190,661	26,802

Weighted average number of shares:
Basic	30,728,931	38,518,087	38,518,087
Diluted	30,728,931	38,524,528	38,524,528
Earnings per share:
Basic	7.73	4.92	0.69
Diluted	7.73	4.92	0.69

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the nine months ended
	September 30,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	US$
Net income attributable to the Company’s shareholders	237,505	189,362	26,619
Less:
Change in fair value of contingent consideration	45,463	16,065	2,258
Change in fair value of warrants liability	21,830	10,340	1,454
Share based compensation	(12,367)	(9,515)	(1,338)
Adjusted net income attributable to the Company’s shareholders*	182,579	172,472	24,245

Adjusted net income per ordinary share
Basic	5.94	4.48	0.63
Diluted	5.94	4.48	0.63

“Adjusted net income attributable to the Company’s shareholders” is defined as net income attributable to the Company’s shareholders excluding change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.